CONCEPT COMMUNICATIONS, INC.
  650 Massachusetts Ave. N.W., Suite 200, Washington, D.C.  20001
          Telephone:  (202) 789-2124  Fax:  (202) 408-8891




February 20, 1996

BY COURIER

The Nostalgia Network, Inc.
650 Massachusetts Avenue, N.W.
Washington, D.C. 20001-3744

Dear Sirs:

     Concept Communications, Inc. ("Concept") is currently in possession of certain outstanding promissory notes issued by The Nostalgia Network, Inc. ("Nostalgia") in favor of Concept in total principal amount of Eleven Million Dollars ($11,000,000). Concept hereby agrees to extend the maturity date of each of these promissory notes under the following terms and conditions:

1. Other provisions in any of the promissory notes notwithstanding, the full amount of principal and accrued interest on all of the promissory notes shall be due and payable in full on May 1, 1996.

2. Other provisions in any other document notwithstanding, each of the promissory notes providing for an increased rate of interest upon maturity will continue to accrue interest from February 1, 1996, at the increased rate specified in each note. The particular promissory note issued to Concept December 16, 1994, in the principal amount of $2,500,000, will continue to accrue interest at the rate provided in that promissory note, as modified in a letter agreement between Concept and Nostalgia dated March 29, 1995.

3. The first paragraph of Subsection A of Section 1 of that certain Security Agreement between Concept and Nostalgia dated January 4, 1996, is hereby amended to read as follows:

     "1.  The Security Interests.

     A. In order to secure the due and punctual payment of (i) the Note (and all sums which may be owed thereunder) in accordance with the terms thereof, as the Note may be amended from time to time, and (ii) any other promissory notes issued by Debtor and held by Secured Party, and any other obligations (contractual or otherwise) of Debtor to Secured Party, Debtor hereby grants to Secured Party a continuing security interest in the following (hereinafter collectively called the "Collateral"):"

     Please indicate your acceptance of the terms hereof by executing this agreement where indicated below.

                          Very truly yours,

                          CONCEPT COMMUNICATIONS, INC.




                          By: /s/ WERNER G. SEUBERT
                              Werner G. Seubert, Vice-president



ACCEPTED AND AGREED TO:

THE NOSTALGIA NETWORK, INC.




By: